Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600 FACSIMILE: +852-2869-7694
Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

June 11, 2018

CONFIDENTIAL AND VIA EDGAR

Draft Registration Statement

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Ms. Katherine Wray, Esq., Attorney-Advisor
Mr. Jeff Kauten, Esq., Attorney-Advisor
Mr. Craig Wilson, Senior Assistant Chief Accountant
Mr. Ryan Rohn, Staff Accountant

Re:	Cango Inc.
Draft Registration Statement on Form F-1
Submitted June 4, 2018
CIK No. 0001725123

Ladies and Gentlemen:

On behalf of our client, Cango Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we hereby submit to the Securities and Exchange Commission (the “Commission”) a revised draft (“Draft No. 5”) of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”).

We enclose herewith five (5) courtesy copies of the Draft No. 5, which has been marked to show changes to the Company’s draft registration statement confidentially submitted to the Commission on June 4, 2018 (the “June 4 Submission”).

Simpson Thacher & Bartlett

June 11, 2018

The Company has responded to the Staff’s comments contained in the comment letter dated June 8, 2018 from the Staff (the “June 8 Comment Letter”) by revising the June 4 Submission or providing explanations in response to the comments.

Set forth below are the Company’s responses to the Staff’s comments in the June 8 Comment Letter. The Staff’s comments are retyped in bold italics below for your ease of reference. We have included page numbers to refer to the location in the Draft No. 5 where the disclosure addressing a particular comment appears.

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Our History and Corporate Structure, page 5

1.	Revise the corporate structure diagram headnote here and on page 78 to disclose the degree of certainty over your pending acquisition of the remaining equity interest in Shanghai Autohome. Since you have portrayed this as a probable transaction in the unaudited pro forma condensed combined financial information on page P-1 and following, we would expect the revised headnote to indicate this with assumptions clearly disclosed for that determination. In addition, disclose the accounting and financial statement implications of this pending acquisition.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 6 and 78 of the Draft No. 5. The Company respectfully advises the Staff that the Company has entered into equity interest transfer agreements in relation to the Acquisition, and such agreements will be filed as exhibits 10.11, 10.14 and 10.15 to the Registration Statement.

The Company respectfully advises the Staff that the Company has disclosed the accounting and financial statement implications of the Acquisition in the Registration Statement. As disclosed on page 86 of the Draft No. 5, the Company will recognize financing lease income as part of its revenue. In addition, as disclosed on page 87 of the Draft No. 5, the Company will record financing lease receivables in relation to the financing leases funded by Shanghai Autohome on the Company’s consolidated balance sheet, and the Company will bear credit risk as to such financing leases.

Simpson Thacher & Bartlett

June 11, 2018

Liquidity and Capital Resources

Operating Activities, page 100

2.	We note that for the three months ended March 31, 2018, net cash used in operating activities was impacted by a decrease in other current and non-current liabilities of RMB115.6 million. Please provide disclosure to explain the nature of this decrease and disclose any related trends, events or uncertainties that are reasonably expected to have a material impact on your liquidity, capital resources. Refer to Item 5(D) of Form 20-F for guidance.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 100 of the Draft No. 5.

Related Party Transactions, page 169

3.	We note the risk factor disclosure on page 19 relating to your strategic partnership, and your plans to form a comprehensive partnership, with Didi Chuxing. Please provide the disclosure called for by Item 7.B.1 of Form 20-F with respect to these arrangements, or tell us why you believe such disclosure is not required.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 170 and 171 of the Draft No. 5.

Description of Share Capital

History of Securities Issuances, page 178

4.	We note that you entered into a share purchase agreement with DiDi Sunshine Investments L.P. Please file the share purchase agreement as an exhibit to your registration statement, or advise. Refer to Instruction 4.b.i in the Instructions as to Exhibits to Form 20-F.

The Company respectfully advises the Staff that the relevant share purchase agreement has been listed, and will be filed, as exhibit 10.13 to the Registration Statement.

Consolidated Statements of Comprehensive Income, page F-7

5.	We note the dividend distribution by Nanjing Canyuan as described on page F-55 and the distributions to non-controlling interest holders through the periods ended March 31, 2018. Please tell us how you considered the guidance in SAB Topic 1:B.3 to provide unaudited pro forma earnings per share for the latest year and interim period in the statements of comprehensive income giving effect to use of proceeds to pay cash dividends.

The Company respectfully advises the Staff that the Company’s balance sheet as of March 31, 2018 reflected the dividend distribution as the dividend to non-controlling shareholders were paid in full in March and April 2018.

In response to the Staff’s comment, the Company has revised the pro forma earnings per share disclosures on pages F-8, F-45, F-64 and F-75 of the Draft No. 5 in accordance with SAB Topic 1 B.3.

Simpson Thacher & Bartlett

June 11, 2018

Notes to the Consolidated Financial Statements, page F-12

6.	Disclose your policy related to non-controlling interests, including what this amount represents and the applicable terms. Revise pursuant to the guidance in ASC 235-1050. Supplementally tell us who these interests are attributable or relate to as of March 31, 2018.

The Company respectfully advises the Staff that the non-controlling interests are equity interest holders in the subsidiaries of the Company’s VIE. The equity interest holders were granted equity interests in the subsidiaries either through the Company’s share based compensation program as noted in Note 22 of page F-50 of the financial statements or original co-founders of these subsidiaries which were established prior to the track record period. The non-controlling interest holders have the same rights as the equity interests held by the Company.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-29 and F-72 of the Draft No. 5.

Unaudited Interim Financial Statements, page F-59

7.	Please remove the label “Audited” from the statements within your interim financial statements. Similar concerns apply to the interim financial statements for Shanghai Autohome Financing Lease Co., Ltd. that begin on page F-105. Refer to paragraph 14 of AS 3320.

In response to the Staff’s comment, the Company has revised the disclosure on pages from F-59 through F-81 and pages from F-105 through F-115 of the Draft No. 5.

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Simpson Thacher & Bartlett

June 11, 2018

If you have any question regarding the Registration Statement, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or David Lee at +852-2514-7655 (work), +852-9036-9375 (mobile) or dlee@stblaw.com (email).

Questions pertaining to accounting and auditing matters may also be directed to Ron Yan at +86-21-2228-2332 (work) or ron.yan@cn.ey.com (email) of Ernst & Young Hua Ming LLP, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Chris K.H. Lin
Chris K.H. Lin

Enclosures

cc:	Xiaojun Zhang, Chairman
Jiayuan Lin, Chief Executive Officer and Director
Yongyi Zhang, Chief Financial Officer and Director
Cango Inc.

Daniel Fertig
David Lee
Simpson Thacher & Bartlett

Li He
James C. Lin
Davis Polk & Wardwell

Ron Yan
Ernst & Young Hua Ming LLP

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